Exhibit 99.1

Kamada to Announce Fourth Quarter and Fiscal Year Ended December 31, 2021 Financial Results, and Host Conference Call on March 15, 2022

Rehovot, Israel, March 2, 2022 -- Kamada Ltd. (NASDAQ & TASE: KMDA), plasma-derived biopharmaceutical company, today announced that it will release financial results for the fourth quarter and fiscal year ended December 31, 2021, prior to the open of the U.S. financial markets on Tuesday, March 15, 2022.

Kamada management will host an investment community conference call on Tuesday, March 15, at 8:30am Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing 877-407-0792 (from within the U.S.), 1 809-406-247 (from Israel), or 201-689-8263 (International) and entering the conference identification number: 13727620. The call will also be webcast live on the Internet at:

https://viavid.webcasts.com/starthere.jsp?ei=1533883&tp_key=876a5d54ec

The call will also be archived for 90 days on the Company’s website at www.kamada.com.

About Kamada

Kamada Ltd. (the “Company”) is a global leader in the plasma-derived hyperimmune market and a specialty plasma-derived biopharmaceutical company with a diverse portfolio of marketed products, a robust development pipeline and industry-leading manufacturing capabilities. The Company’s strategy is to evolve into a fully integrated specialty plasma company, with a core focus on driving profitable growth from our current commercial activities as well as our manufacturing and development expertise in the plasma-derived biopharmaceutical market. The Company’s commercial products portfolio includes its developed and FDA approved products GLASSIA® and KEDRRAB® as well as its recently acquired FDA approved plasma-derived hyperimmune products CYTOGAM®, HEPAGAM B®, VARIZIG® and WINRHO®SDF. The Company has additional four plasma-derived products which are registered in markets outside the U.S. The Company distributes its commercial products portfolio directly, and through strategic partners or third-party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Brazil, Argentina, India and other countries in Latin America and Asia. The Company has a diverse portfolio of development pipeline products including an inhaled AAT for the treatment of AAT deficiency for which the Company is currently conducting the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. The Company leverages its expertise and presence in the Israeli pharmaceutical market to distribute in Israel more than 20 products that are manufactured by third parties and have recently added nine biosimilar products to its Israeli distribution portfolio, which, subject to EMA and the Israeli MOH approvals, are expected to be launched in Israel between the years 2022 and 2025. FIMI Opportunity Fund, the leading private equity investor in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares.

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CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Bob Yedid

LifeSci Advisors, LLC

646-597-6989

Bob@LifeSciAdvisors.com